November 9, 2005


Sue Switalski
Applied Industrial Technologies, Inc.
One Applied Plaza
Cleveland, OH 44115

RE:        Schedule 13G

Enclosed pursuant to Rule 13d-1(b) under the Securities Exchange Act of 1934 is a report on Schedule 13G reporting beneficial ownership at October 31, 2005 by Ameriprise Financial, Inc. in Common Stock of Applied Industrial Tech Inc.

Sincerely,


/s/ Steve Turbenson
----------------------
    Steve Turbenson
    Director - Fund Administration

Enclosure

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934


                      Applied Industrial Technologies, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    03820C105
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                                 (CUSIP Number)

                                October 31, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.   03820C105

1)     Name of Reporting Person            Ameriprise Financial, Inc.

       S.S. or I.R.S. Identification       IRS No. 13-3180631
       No. of Above Person

--------------------------------------------------------------------------------

2)     Check the Appropriate Box           (a)
       if a Member of a Group              (b) X*

*This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.

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3)     SEC Use Only

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4)     Citizenship or Place of Organization Delaware

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
       (5) Sole Voting Power               -0-
       ---------------------               -----------------
       (6) Shared Voting Power             3,051,577
       -----------------------             -----------------
       (7) Sole Dispositive Power          -0-
       --------------------------          -----------------
       (8) Shared Dispositive Power        3,262,477
       ----------------------------        ----------------

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9)     Aggregate Amount Beneficially
       Owned by Each Reporting Person      3,262,477

--------------------------------------------------------------------------------

10)    Check if the Aggregate Amount in
       Row (9) Excludes Certain Shares     Not Applicable

--------------------------------------------------------------------------------

11)    Percent of Class Represented by
       Amount In Row (9)                   10.91%

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12)    Type of Reporting Person            CO

--------------------------------------------------------------------------------

1(a)    Name of Issuer:                    Applied Industrial Technologies, Inc.

1(b)    Address of Issuer's Principal      One Applied Plaza
        Executive Offices:                 Cleveland, OH 44115

2(a)    Name of Person Filing:             Ameriprise Financial, Inc.

2(b)    Address of Principal Business Office:

                                           Ameriprise Financial, Inc.
                                           145 Ameriprise Financial Center
                                           Minneapolis, MN  55474

2(c)    Citizenship:                       Delaware

2(d)    Title of Class of Securities:      Common Stock

2(e)    Cusip Number:                      03820C105

3      Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

              The reporting person, Ameriprise Financial, Inc., is a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G).

4(a)    Amount Beneficially Owned as of October 31, 2005: 3,262,477 shares may be deemed beneficially owned by the reporting person within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934. 2,994,960 of these shares may also be deemed beneficially owned by Ameriprise Trust Company, as reported by Ameriprise Trust Company on a separate filing on Schedule 13G. The reporting person disclaims beneficial ownership of any shares reported on this Schedule.

4(b)    Percent of Class: 10.91%

4(c)    Number of Shares as to which such person has:

        (i)   Sole power to vote or to direct the vote: 0

        (ii)  Shared power to vote or direct the vote: 3,051,577

        (iii) Sole power to dispose or to direct the disposition of: 0

        (iv)  Shared power to dispose or to direct the disposition of: 3,262,477

5       Ownership of 5% or Less of a Class:
        If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

6      Ownership of more than 5% on Behalf of Another Person:

       As reported by Ameriprise Trust Company on a separate filing on Schedule 13G, 2,986,260 shares of Common Stock of the issuer are beneficially owned by certain Applied Industrial Technologies, Inc. Retirement plans ("Plans") with respect to which Ameriprise Trust Company serves as directed trustee.

7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                                  See Exhibit I

8      Identification and Classification of Members of the Group:

                                 Not Applicable

9      Notice of Dissolution of Group:

                                 Not Applicable

10     Certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  Ameriprise Financial, Inc.

Dated: October 31, 2005                           By /s/ Steve Turbenson
                                                     ---------------------------
                                                  Signature

                                                  Steve Turbenson
                                                  Director - Fund Administration
                                                  Name/Title

                                                  Telephone       (612) 671-2059

                                  Exhibit Index

Exhibit I Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

                                    Exhibit I

                                       to

                                  Schedule 13G

Ameriprise Financial, Inc., a Delaware Corporation, is a parent holding company. The classification and identity of the relevant subsidiaries is as follows:

Bank - Ameriprise Trust Company, a trust company organized under the laws of the State of Minnesota

Investment Company - RiverSource Funds, comprised of investment companies registered under section 8 of the Investment Company Act of 1940

Investment Adviser - RiverSource Investments, LLC, an investment adviser registered under section 203 of the Investment Advisers Act of 1940.